FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Dissolution of United Harvest Joint Venture with CHS Inc.

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December 17, 2010

Commission File Number 09929

Mitsui & Co., Ltd.

(Translation of registrant’s name into English)

2-1, Ohtemachi 1-chome

Chiyoda-ku, Tokyo 100-0004

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X                 Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MITSUI & CO., LTD.
Date: December 17, 2010
	By:	/S/ JUNICHI MATSUMOTO
	Name:	Junichi Matsumoto
	Title:	Executive Vice President Chief Financial Officer

December 17, 2010

For Immediate Release

To Whom It May Concern

Mitsui & Co., Ltd.

Dissolution of United Harvest Joint Venture with CHS Inc.

Mitsui & Co., Ltd. (“Mitsui”, head office: Tokyo, President and CEO: Masami Iijima) agreed to dissolve United Harvest, LLC (“UH”, head office: U.S.A.), a joint venture company which was established in 1998 and equally owned by CHS Inc. (“CHS”, head office: U.S.A., listed on NASDAQ) and United Grain Corp. (“UGC”, head office: U.S.A., 100% owned by Mitsui). CHS and UGC signed the dissolution agreement on December 16, 2010. The dissolution of UH is expected to be completed on March 31, 2011.

Upon the dissolution of UH, the leases of the grain export terminals from CHS and UGC to UH will be cancelled. The management of the export terminals will revert to each owner and each owner will undertake the business associated with each export terminal. UGC will continue the business of grain accumulation and export as a sole manager of the Vancouver Export Terminal and of the country elevators in Montana.

In addition, Mitsui determined that it will make an additional investment of US$72 million in UGC which will be used to expand the Vancouver Export Terminal. Mitsui’s total investment in UGC will be approximately US$200 million including this additional investment. The expansion will enable UGC to increase its trading volume and secure a stable supply of the U.S. grain mainly to Asian market. The expansion is expected to be completed in the summer, 2012.

The global demand for grain is expected to increase as world population grows and as the economy in the emerging countries continues to improve. Mitsui will strive to strengthen the grain business as one of its core business areas through the expansion and development of UGC’s grain accumulation and export business in the U.S.

United Harvest, LLC

Established	1998
Head Office	Washington, U.S.A.
Ownership before dissolution	CHS 50%, UGC 50%
Business	Grain origination and export

CHS Inc.

Established	1998
Head Office	Minnesota, U.S.A.
Business	A major grains and food and energy company listed on NASDAQ. Operations include grain origination and export, and oil refining and sales.

United Grain Corp.

Established	1969
Head Office	Oregon, U.S.A.
Ownership	Mitsui & Co. (U.S.A.), Inc. (A wholly owned subsidiary of Mitsui) 80%, Mitsui 20%
Business	Grain merchandising

For further information, please contact:

Mitsui & Co., Ltd.

Investor Relations Division	Corporate Communications Division
Telephone: +81-3-3285-7910	Telephone: +81-3-3285-7618

Notice: This press release includes forward-looking statements about Mitsui. These forward-looking statements are based on the current assumptions and beliefs of Mitsui in light of the information currently available to it, and involve known and unknown risks, uncertainties and other factors. Such risks, uncertainties and other factors may cause Mitsui’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. The risks, uncertainties and other factors referred to above include, but are not limited to, those contained in Mitsui’s latest annual report on Form 20-F, which has been filed with the U.S. Securities and Exchange Commission.

This press release is published in order to publicly announce specific facts stated above, and does not constitute a solicitation of investments or any similar act inside or outside of Japan, regarding the shares, bonds or other securities issued by us.

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